UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 3, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release dated November 3, 2014, entitled “CNOOC Limited Announces First Oil from Golden Eagle Area Development”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Announces First Oil from
Golden Eagle Area Development

(Hong Kong, November 3, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced that the Golden Eagle Area Development (GEAD) in the UK North Sea commenced production.

The GEAD includes development of the Golden Eagle, Peregrine and Solitaire fields. The fields are located in blocks 20/1S, 20/1N and 14/26a of the North Sea, and are located 70km northeast of Aberdeen, with an average water depth ranging from 89-139 meters.

The development comprises separate production and wellhead platforms and two subsea production systems. A total of 15 production wells and 6 water injection wells will eventually be drilled from these facilities. Currently there are two Golden Eagle wells producing approximately 18,000 barrels of oil per day. The project is expected to reach its peak production rate of approximately 70,000 barrels of oil per day in 2015.

Mr. Li Fanrong, CEO of the Company commented, “GEAD was delivered on schedule, on budget, and to world-class safety standards. The GEAD supported in excess of 2,500 jobs in the UK and makes a significant production contribution to the company in the near future.”

Nexen Petroleum U.K. Ltd. (“Nexen UK”), a wholly-owned subsidiary of the Company, is the operator of the GEAD and has 36.54% interest. The remaining interests are held by Maersk Oil North Sea UK Ltd. (31.56%), Suncor Energy UK Ltd. (26.69%) and Edinburgh Oil and Gas Ltd (5.21%).

— End —

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Michelle Zhang Deputy Manager, Media / Public Relations CNOOC Limited Tel: +86-10-8452-6642 Fax: +86-10-8452-1441 E-mail: MR@cnooc.com.cn	Ms. Diane Kossman Corporate Communications Nexen Energy ULC Tel: (403) 699-5574 Cell: (587) 893-3620 E-mail: Diane.kossman@nexencnoocltd.com
Ms. Cathy Zhang Hill+Knowlton Strategies Asia Tel: +852-2894 6211 Fax: +852-2576 1990 E-mail: cathy.zhang@hkstrategies.com	Ms. Tracey Miller Corporate Communications Nexen Petroleum U.K. Ltd. Tel: +44 1244 371000 E-mail: Tracey.Miller@nexencnoocltd.com